USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

December 20, 2007

LaTonya Reynolds, Esquire
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

     Re: USA Technologies, Inc. (the “Company”)
         Registration Statement on Form S-1
         Registration Statement No. 333-147465

Dear Ms. Reynolds:

This will follow up with your telephone conversation of this morning with our counsel, Douglas M. Lurio, Esquire, regarding the
Company’s acceleration request dated December 17, 2007, relating to the above-captioned Registration Statement. This will confirm that the Company acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ George R. Jensen, Jr. George R. Jensen, Jr. Chairman and Chief Executive Officer